SAMSON OIL & GAS LIMITED CONFIRMS GAS DISCOVERY IN TEXAS

Denver 1700 hours October 23rd, 2008, Perth 0700 hours October 24th, 2008

Davis Bintliff #1 - Sabretooth Prospect (12.5% before payout, 9.725% after payout)

Samson Oil & Gas Limited (AMEX: SSN; ASX: SSN) announced today that it had confirmed a commercial production rate of its recent drilling success in Brazoria County, Texas, on October 22nd and 23rd when the Davis Bintliff #1 well was completed and flow tested at 6.17 mmscfd and 74 bopd with no water production at tubing pressure of 9738 psig. The well was previously perforated from 14,341 to 14,359 feet and 14,354 to 14,368 feet.

The flow test results have added significant value to Samson’s proved developed producing assets. Because the well is located in the Gulf Coast Basin, the gas produced will be sold at Henry Hub prices, currently around US$6.90 per MMBTU. It is expected that, at current prices, the well will generate net income to Samson of US$160,000 per month from the sale of gas and condensate.

The test results are consistent with the Company’s expectation based on both the drilling data and the electronic logging information gathered during the drilling process. The flow rate in the test was constrained by a relatively small, 13/64th surface choke setting to ensure that the production casing was not subjected to mechanical stress that could have compromised its structural integrity. Given the reservoir pressure that can be implied from the results of the test, it is believed that this flow rate will be maintained over the producing life of the well, subject to the absence of any mechanical difficulties associated with the wellbore.

Over the next four weeks additional well completion activity is anticipated in conjunction with the construction of surface and pipeline facilities. When this activity is completed the Davis Bintliff #1 will begin commercial production.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Receipts (ADRs) are traded on the American Stock Exchange under the symbol "SSN", and, each ADR represents 20 fully paid Ordinary Shares of Samson.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)

TERRY BARR Managing Director
Information contained in this report relating to hydrocarbon reserves was compiled by the Managing Director of Samson Oil & Gas Ltd.., T M Barr a Geologist who holds an Associateship in Applied Geology and is a fellow of the Australian Institute of Mining and Metallurgy who has 30 years relevant experience in the oil & gas industry.

Statements made in the presentation that is available on Samson’s website that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information, including uncertainties inherent in estimating the future production rate of this well and of future commodity prices.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at www.sec.gov/edgar/searchedgar/webusers.htm.